02019662

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

VH 3-13-02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-33283

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wells Fargo Brokerage Services, LLC

Official Use Only

FIRM ID. NO.

RECEIVED

MAR 1 2002

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

608 Second Avenue South, 9th Floor
(No. and Street)

(City)	(State)	(Zip Code)
Minneapolis	Minnesota	55479

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joan C. Niedfeldt

(Area Code – Telephone No.)
612-667-5962

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG

4200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, MN 55402

(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Joan C. Niedfeldt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wells Fargo Brokerage Services, LLC as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEAN M. MOSLEY
Notary Public
Minnesota
My Commission Expires Jan. 31, 2005

Joan C. Niedfeldt
Name: Joan C. Niedfeldt
Title: Vice President, Control Manager

Jean M. Mosley
Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

WELLS FARGO BROKERAGE SERVICES, LLC

Statement of Financial Condition

December 31, 2001

(With Independent Auditors' Report Thereon)

WELLS FARGO BROKERAGE SERVICES, LLC

Table of Contents

KPMG

4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Directors and Member
Wells Fargo Brokerage Services, LLC:

We have audited the accompanying statement of financial condition of Wells Fargo Brokerage Services, LLC, a wholly owned subsidiary of Wells Fargo Investment Group, Inc. whose ultimate parent is Wells Fargo and Company, as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Wells Fargo Brokerage Services, LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 25, 2002

WELLS FARGO BROKERAGE SERVICES, LLC

Statement of Financial Condition

December 31, 2001

(in thousands)

Assets

Cash and market value of securities required to be segregated under federal or other regulations (note 3)	$ 19,000
Deposits with clearing organizations	9,105
Receivable from:	
Brokers, dealers, and clearing organizations (note 4)	243,986
Customers	322,628
Securities owned, at market value, including $392,090 of securities pledged (notes 5 and 6)	514,356
Securities purchased under agreements to resell (note 6)	1,015,874
Securities borrowed	2,138
Fixed assets, net of accumulated depreciation of $6,318	3,053
Due from affiliates	4,670
Accrued interest receivable	1,688
Other assets	498
Total assets	$ 2,136,996

Liabilities and Member's Equity

Liabilities:	
Short-term borrowings from affiliates (note 7)	$ 3,000
Payable to:	
Brokers, dealers, and clearing organizations (note 4)	478,969
Customers, including free credit balances of $2,120	35,757
Securities sold, not yet purchased, at market value (note 5)	142,800
Securities sold under agreements to repurchase (note 6)	1,326,753
Accrued compensation and related benefits	5,807
Other liabilities and accrued expenses	5,597
Total liabilities	1,998,683
Commitments and contingencies (note 8)	
Member's equity	138,313
Total liabilities and member's equity	$ 2,136,996

See accompanying notes to statement of financial condition.

WELLS FARGO BROKERAGE SERVICES, LLC

Notes to Statement of Financial Condition

December 31, 2001

(1) Organization and Nature of Operations

Wells Fargo Brokerage Services, LLC (WFBS) is a wholly owned subsidiary of Wells Fargo Investment Group, Inc. (WFIG) whose ultimate parent is Wells Fargo & Company (WFC). WFBS' primary activities are institutional securities brokerage, trading and underwriting. WFBS is registered with the Securities and Exchange Commission (the SEC) as a broker/dealer, is a member of the Chicago Stock Exchange, and has retail offices located in the central and western regions of the United States.

(2) Summary of Significant Accounting Policies

(a) Securities Transactions

Principal transactions are recorded on a trade-date basis.

Securities owned and securities sold, not yet purchased are recorded at quoted market values.

(b) Fair Value of Financial Instruments

Substantially all of WFBS' financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

(c) Receivable From and Payable to Brokers/Dealers

Amounts receivable from and payable to brokers/dealers consist primarily of the contract value of securities which have not been delivered or received as of the date of the statement of financial condition. Receivables from and payables to brokers/dealers are recorded on a trade-date basis.

(d) Receivable From and Payable to Customers

Amounts receivable from and payable to customers arise from normal securities transactions. Securities owned by customers and held in safekeeping are not reflected in the statement of financial condition. Receivables from and payable to customers are recorded on a trade-date basis.

(e) Securities Under Agreement to Resell and Repurchase

Resale and repurchase agreements are carried at contract amounts reflective of the amounts at which the securities will be subsequently reacquired or resold, plus accrued interest.

(f) Securities Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require WFBS to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, WFBS receives cash or other collateral in an amount generally in excess of the market value of securities loaned. WFBS monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(g) Fixed Assets

Furniture and equipment are stated at cost less accumulated depreciation and amortization, and are depreciated using the straight-line method over the estimated useful life of the asset, generally three

to five years. Leasehold improvements are amortized using the straight-line method over the lesser of the respective lease term or the estimated life of the improvement.

(h) ***Income Taxes***

As a Limited Liability Company, WFBS is disregarded as an entity separate from its owner and its operations are included in the federal and state income tax returns of its parent, WFIG, the LLC's sole member.

(i) ***Recently Issued Accounting Standards***

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, which requires that an entity recognize all derivatives in the statement of financial condition and measure those instruments at fair value. Changes in such fair value are required to be recognized in earnings to the extent the derivative is not effective as a hedge. The FASB subsequently issued SFAS No. 137, *Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No 133*, which postponed initial application until fiscal years beginning after June 15, 2000. WFBS adopted SFAS No. 133 in 2001 with no significant impact on WFBS' financial position.

In September 2000, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, a replacement of SFAS No. 125, which revises the standards for accounting for securitizations and other transfers of financial assets and collateral. The Company adopted SFAS No. 140 in the fourth quarter of 2000 for recognition and reclassification of collateral and for disclosures relating to collateral, and in the second quarter of 2001 for transfers of financial assets and extinguishments of liabilities.

In June 2001, the FASB issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting. SFAS No. 141 also establishes how the purchase method is to be applied for business combinations after June 30, 2001. This guidance is similar to previous accounting principles generally accepted in the United States of America, however, SFAS No. 141 establishes additional disclosure requirements for transactions occurring after the effective date.

SFAS No. 142 eliminates amortization of goodwill associated with business combinations completed after June 30, 2001. Effective January 1, 2002, all goodwill amortization expense will cease and goodwill will be assessed (at least annually) for impairment at the reporting unit level by applying a fair-value-based test. As of December 31, 2001, SFAS No. 142 does not impact WFBS as no goodwill balances exist.

(j) ***Use of Estimates***

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

assets and liabilities at the date of the statement of financial condition. Actual results could differ from such estimates.

(3) Cash and Securities Required to Be Segregated Under Federal or Other Regulations

Rule 15c3-3 of the Securities Exchange Act of 1934 specifies that broker-dealers carrying customer accounts may be required to maintain cash or qualified securities in a special reserve account for the exclusive benefit of customers. Reserve amounts are computed in accordance with a formula defined in Rule 15c3-3.

(4) Receivable From and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations consist of the following (in thousands):

Receivables:	
Securities failed to deliver	$ 4,670
Unsettled trades and other receivables	239,316
	$ 243,986
Payables:	
Securities failed to receive	$ 6,482
Securities failed to receive with clearing organizations, net	133
Payables to brokers clearing through WFBS as correspondent	29,928
Unsettled trades and other payables	442,426
	$ 478,969

(5) Marketable Securities Owned and Marketable Securities Sold, Not Yet Purchased

Marketable securities owned and marketable securities sold, not yet purchased consist of trading securities at quoted market values as follows (in thousands):

	Owned	Sold, not yet purchased
U.S. Government and government agency obligations	$ 181,410	26,786
BAs, commercial paper and CDs	20,797	3,475
Collateralized mortgage obligations	212,530	112,310
State and municipal obligations	99,604	65
Corporate bonds, debentures, and notes	15	164
	$ 514,356	142,800

Securities sold, not yet purchased represent obligations of WFBS to deliver the specified security at the contracted price, and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as WFBS' ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

(6) Securities Sold Under Agreements to Resell and Repurchase

Resale and repurchase agreements are collateralized primarily with U.S. government or U.S. government agency securities. Such agreements provide WFBS with the right to maintain the relationship between the market value of the collateral and the receivable or payable. WFBS generally takes physical possession of the collateral underlying resale agreements.

WFBS' risk with regard to resale agreements is the failure of the counterparty to the transaction to perform its obligation under the transaction and the balance of the receivable exceeds the market value of the underlying collateral. WFBS' risk with regard to repurchase agreements is the failure of the counterparty to the transaction to perform its obligation under the transaction and the market value of the underlying collateral exceeds the balance of the corresponding payable.

At December 31, 2001, the market value of collateral held for resale agreements and the market value of securities pledged for repurchase agreements approximated the amounts due.

At December 31, 2001, WFBS has received collateral under resale agreements that it is permitted by contract or custom to sell or repledge of $1,024,293,000. Of this amount, $963,660,000 has been repledged. At December 31, 2001, WFBS has pledged collateral of $1,355,750,000 under repurchase agreements that counterparties are permitted by contract or custom to sell or repledge. This amount, less that repledged under resale agreements, is included in securities owned on the statement of financial condition.

(7) Related Party Transactions

In the ordinary course of business, WFBS enters into material transactions with other affiliates of WFC.

Securities sold under agreements to repurchase includes short-term borrowings from Wells Fargo Bank Minnesota, N.A. (the Bank) which are collateralized by trading securities (see note 6). Short-term borrowings from the Bank are collateralized by trading securities and short-term borrowings from WFC are unsecured. WFBS pays interest on these borrowings at interest rates approximating commercial lending rates.

(8) Commitments and Contingencies

In the normal course of business, there are various lawsuits, claims, and contingencies pending against WFBS which, in the opinion of management, will be resolved with no material impact on WFBS' financial position.

(9) Net Capital Requirements

WFBS is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) under the Securities Exchange Act of 1934. WFBS has elected to compute net capital under the alternative provisions of the Rule, which require WFBS to maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2001, WFBS' net capital was $89,021,000 which was 1,708% of aggregate debit items and which exceeded the minimum net capital requirement of $250,000 by $88,771,000.

(10) Employee Benefits

WFBS participates in WFC's noncontributory defined benefit retirement plans that cover substantially all employees. The actuarial present values of accumulated plan benefits and net assets available for benefits relating to only WFBS' employees are not available.

WFBS' employees are eligible for benefits under WFC's 401(k) Plan. Under the 401(k) Plan, each eligible employee may contribute up to 18% of their pretax certified compensation, although certain employees who are considered "highly compensated" under the Internal Revenue Code may be subject to certain limitations. Participant salary deferral contributions are matched by the company 100% up to 6% of certified earnings. The matching contributions are invested in the corporation's common stock.

(11) Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, WFBS' customer and correspondent clearance activities obligate WFBS to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to WFBS. Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations, WFBS may incur losses. WFBS has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

WFBS seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. WFBS monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary. Market declines could, however, reduce the value of collateral below the amount loaned, plus accrued interest, before the collateral could be sold.

In the normal course of business, WFBS enters into underwriting commitments. Transactions relating to such underwriting commitments, which were open at December 31, 2001, have subsequently settled and had no material effect on WFBS' statement of financial condition for the year ended December 31, 2001.

As a broker/dealer in securities, substantial portions of WFBS' transactions are collateralized. WFBS' exposure to credit risk associated with the non-performance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' or counterparties' ability to satisfy their obligations to WFBS. WFBS does not believe it has any significant concentrations of credit risk.

WFBS also buys and sells collateralized mortgage obligations. The settlement dates for these transactions may be longer than other transactions, occasionally up to 30 days. Due to this longer settlement period, the risk that WFBS may incur losses if customers do not fulfill their contractual obligations is greater. WFBS has established procedures to reduce this risk and believes it is unlikely there will be a material impact on the statement of financial condition.

As of December 31, 2001, WFBS had entered into agreements with Wells Fargo Bank, N.A. (WFB), an affiliate, whereby WFBS guarantees certain transactions upon default of WFB's counterparty. At December 31, 2001, WFBS' exposure related to these guarantees is $30,972,688.